EXHIBIT 99.1

Foremost Clean Energy Reports Continued Drilling Success at its Jean Lake Project with Multiple Shallow Gold Intercepts Including High-Grade interval of 34.2 g/t over 0.8m Within 9.0 g/t over 3.5m

Drilling Confirms High-Grade Gold System, Extending Mineralization Along the Valkyrie Trend

VANCOUVER, British Columbia, Nov. 19, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to announce the receipt of assay results for drillholes JL25-003 and JL25-004 from its ongoing 2025 drill program at its 100%-owned Jean Lake Gold-Lithium Property (“Jean Lake”) located near the historic mining centre of Snow Lake in Manitoba. The 2025 drill program represents a critical step in advancing the high-grade gold discovery first made at Jean Lake in 2023. The progression of results demonstrates a consistent and expanding mineralized system. The Company is reporting multiple gold intercepts from drill holes JL25-003 and JL25-004 along the Valkyrie Trend (Figure 1). These results along with previous intercepts from drill hole FM23-08, drillholes JL25-01, and JL25-02 all occur at depths within 100m from surface (Figure 2) highlighting the potential for more near-surface gold along this emerging gold-bearing trend.

Highlights:

JL25-003

  34.2 g/t Au over 0.8m included within 9.0 g/t Au over 3.5m starting at 127.8 m
  9.7g/t Au over 0.5 m included within 2.7 g/t Au over 2.6m starting at 89.1 m
  6.2 g/t Au over 1.0 m included within 1.81 g/t Au over 7.0m starting at 104.5 m

JL25-004

  6.6 g/t Au over 0.7m within 2.7 g/t Au over 1.6m starting at 101.7 m
  5.4 g/t Au over 0.5m within 3.2 g/t Au over 1.5m starting at 90.0 m
  3.3 g/t Au over 0.5m included within 1.3 g/t Au over 1.5m starting at 87.0 m

Jason Barnard, Foremost’s President and CEO, commented: “We are increasingly encouraged by what we are seeing at Jean Lake. Each stage of drilling, first in 2023 and now through the initial holes of the 2025 program, continues to confirm a shallow, high-grade gold system along the Valkyrie Trend. The consistency of the mineralization near surface is exactly what we hoped to see at this early stage. With step-outs underway, and additional assays pending, we are beginning to gain a clearer picture of the scale and continuity of this emerging gold system.

These latest results highlighted by 34.2 g/t over 0.8 metres within 9.0 g/t over 3.5 metres in JL25-003 underscore the strength of the Jean Lake project. What really sets these results apart is the consistently shallow depths. Discovering this calibre of gold mineralization less than 100 metres from surface is highly advantageous for ongoing exploration and significantly enhances our confidence in exploring this gold mineralized system.

With gold markets remaining exceptionally strong, we believe Jean Lake is emerging at exactly the right moment. The combination of shallow high-grade results and a supportive macro environment positions the project as a compelling value driver for our shareholders.”

452000
452500
453000
6076500
6076000
Valkyrie Trend
FM23-13
FM23-14
JL25-015
JL25-011
JL25-014
FM23-05
JL25-012
JL25-013
JL25-009
JL25-010
FM23-04A
FM23-04
FM23-08
FM23-08A
JL25-008
JL25-007
FM23-01
FM23-01A
FM23-03
FM23-02
FM23-02A
JL25-006
JL25-005B
FM23-07
FM23-06
FM23-008A
JL25-001
JL25-003
JL25-004
FM23-008
JL25-002
FOREMOST CLEAN ENERGY
Jean Lake Property
2025 DDH Compilation Map
TMI
59200.1 59273.7 59347.3 59420.9 59494.5 59568.1 59641.7 59715.3 59788.9 59862.5 59936.1 60009.7 60083.2
nT
Jean Lake Mineral Claim
Crowduck Bay Fault
Prospective Gold Structures
2025 Drillhole
Historic Drillhole
B1 Li-Bearing Pegmatite
Transmission Line
0
200
400 m
(EPSG:3614)

Figure 1. Jean Lake Lake 2025 DDH Compilation Map

2025 Jean Lake Drill Program Summary

The objective of the 2025 program was to test the scale and continuity of the Jean Lake gold discovery and to delineate the near-surface, spodumene-bearing B1 Pegmatite. The results have successfully confirmed a larger mineralized footprint:

  Drill holes JL25-001 and JL25-002 extended mineralization beyond the initial discovery area, returning high-grade intercepts such as 40 g/t Au over 0.6 m included within 12.7 g/t Au over 2.07 m and 82 g/t Au over 0.7 m included within 10.7 g/t Au over 5.6 m (see news release November 10, 2025).
  Drill holes JL25-003 and JL25-004 have further confirmed the system’s additional high-grade intervals and demonstrating consistent mineralization in the discovery area.

These results, together with the 2023 intercept in drill hole FM23-08 of 102 g/t Au over 0.48 m within 7.50 g/t Au over 7.66 m, (see news release June 06, 2023) all occur within 100 m of surface (Figure 2) and collectively represent the discovery of a near-surface mineralized system along the Valkyrie Trend. Assay results for drill holes JL25-003 and JL25-004 are found in Table 1.

Table 1 – Summary of Significant Gold Intercepts

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Notes
JL25-003[1]	89.1	91.7	2.6	2.7	incl. 9.7 g/t over 0.5m
	104.5	111.5	7.0	1.8	incl. 6.2 g/t over 1.0 m
	127.8	131.2	3.4	9.0	incl. 34.2 g/t over 0.8m
JL25-004[2]	87.0	88.5	1.5	1.3	incl. 3.3 g/t over 0.5m
	90.0	91.5	1.5	3.2	incl. 5.4 g/t over 0.5m
	101.7	103.3	1.6	2.7	incl. 6.62 g/t over 0.7m

____________________________________
1 JL25-003 was drilled with an azimuth of 245° a dip of -45 ° ° located at 452878 E, 6076540N (NAD83 Zone 14)
2 JL25-004 was drilled with an azimuth of 245° a dip of -60 ° located at 452877 E, 6076539N (NAD83 Zone 14)

Metres Below Surface
0m
50m
100m
FM23-08
JL25-001
JL25-002
JL25-003
JL25-004
FOREMOST
CLEAN ENERGY
Jean Lake Property
Valkyriew Trend Gold Intercepts
JL25-001 to JL25-004 and FM23-08
Gold Intercepts Oblique Section
Facing 277
New Highlight Gold Intercepts
JL25-003
9.7g/t over 0.5m within 2.7 g/t over 2.6m at 89.1m
6.2 g/t over 1.0m within 1.81 g/t over 7.0m at 104.5m
34.2 g/t over 0.8m within 9.0 g/t over 3.5m
JL25-004
3.3 g/t over 0.5m within 1.3 g/t over 1.5m at 87.0m
5.4 g/t over 0.5m within 3.2 g/t over 1.5m at 90.0m
6.6 g/t over 0.7m within 2.7 g/t over 1.6m at 101.7m
Previously Reported Gold Intercepts
JL25-001
3.9 g/t over 1.5m at 53.5m
8.3 g/t over 0.5m within 1.2 g/t over 6.7m at 74.0m
40.0 g/t over 0.6 m within 12.7 g/t over 2.1m
JL25-002
82 g/t over 0.7m within 10.7 g/t over 5.6m at 100.5m
21.4 g/t over 0.5m within 5.0 g/t over 2.2m at 113.1m
1.5 g/t over 1.5m at 149.5m*
FM23-08
1.4 g/t over 0.3 at 11.3m
102 g/t over 0.5m within 7.5 g/t over 7.66m at 94.4m
1.3 g/t over 0.3m at 107.6m
*Corrected from previously reported depth starting at 179.5m

Figure 2. Jean Lake – Valkyrie Trend Oblique Section. This section view illustrates the spatial relationship of significant gold intercepts from drill holes JL25-001 to JL25-004 and FM23-08 along the Valkyrie Trend. The view is oriented facing 277 degrees.

Next Steps

The results from the first four holes are a strong validation of Foremost’s exploration model. As the Company continues to advance its 2025 program, drilling will be focused on further step-outs along the Valkyrie Trend and initial testing of lithium-bearing pegmatite targets. Assay results for these additional holes are pending.

The progression of positive drilling results beginning in 2023, highlights the potential of the Valkyrie Trend on the Jean Lake Project and provides a clear basis for continued follow-up work.

Sampling, Analytical Methods and QA/QC

All drill core samples from the Jean Lake gold drilling program were collected as NQ-sized core. In zones of visible quartz-veining, sericite alteration, and arsenopyrite mineralization, samples were typically taken at 50 cm intervals. Outside of these zones, holes were continuously sampled at 1.5 m intervals. All core was sawn longitudinally, with one half retained on site for reference and the other half submitted for analysis. Samples were shipped to SGS Canada Inc., Burnaby, British Columbia, for sample preparation and analysis.

At SGS, samples were dried at 105°C, crushed to 75% passing 2 mm, and pulverized to 85% passing 75 microns (method PRP89). Gold analyses were performed by 30 g Fire Assay with Atomic Absorption Spectrometry finish (method GE_FAA30V5) with a detection range of 5–10,000 ppb Au. Samples returning values above the upper detection limit were re-assayed by 30 g Fire Assay with Gravimetric finish (method GO_FAG30V) with a reporting range of 0.5–10,000 ppm Au. Multi-element geochemical analyses were completed using the 57-element sodium peroxide fusion ICP-AES/ICP-MS package (method GE_ICM91A50), which provides detection limits suitable for trace-level pathfinder elements such as As, Sb, and W relevant to gold mineralization. Analytical work was performed at SGS’s ISO/IEC 17025-accredited facilities, which operate under strict internal QA/QC protocols.

Quality control procedures at SGS include the routine insertion of blanks, certified reference materials (standards), and duplicates at a minimum frequency of 11–12% of all analyses, depending on method and grade classification. Laboratory quality is monitored through SGS’s SLIM Laboratory Information Management System, which automatically flags data exceeding internal precision or accuracy thresholds and triggers reanalysis when necessary.

Foremost’s internal QA/QC protocol includes the insertion of field duplicates, certified standards, and blanks into the sample stream at regular intervals to independently monitor analytical precision and contamination.

All reported intervals represent downhole lengths, and true thicknesses have not yet been determined.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Figures accompanying this announcement are available at

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